                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                Plantronics, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    727493108
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                                 (CUSIP Number)



                                  May 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.         727493108
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          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  INVESCO PLC
                  AIM Advisors, Inc.
                  AIM Funds Management Inc.
                  Atlantic Trust Company, N.A.
                  PowerShares Capital Management LLC

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          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

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          3.   SEC Use Only  ___________________________

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          4.   Citizenship or Place of Organization
               INVESCO PLC: England
                  AIM Advisors, Inc.:  United States
                  AIM Funds Management Inc.: Canada
                  Atlantic Trust Company, N.A.:  United States
                  PowerShares Capital Management LLC:  United States

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                                    5.      Sole Voting Power 7,072,859: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed:
                                               AIM Advisors, Inc.  320,356
                                               AIM Funds Management Inc. 6,691,920
                                               Atlantic Trust Company, N.A. 1,100
                                               PowerShares Capital Management LLC  59,483

Number of Shares              --------------------------------------------------------------------
Beneficially Owned
by Each Reporting                   6.      Shared Voting Power    -0-
Person With

                              --------------------------------------------------------------------

                                    7.      Sole Voting Power 7,072,859: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed:
                                               AIM Advisors, Inc.  320,356
                                               AIM Funds Management Inc. 6,691,920
                                               Atlantic Trust Company, N.A. 1,100
                                               PowerShares Capital Management LLC  59,483

                              --------------------------------------------------------------------

                                    8.      Shared Dispositive Power    -0-

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          9.   Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person
               7,072,859

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          10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
               (See Instructions) N/A

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          11.  Percent of Class Represented by Amount in Row (9)        14.71%
                                                                        ----

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          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.


                                  SCHEDULE 13G


Item 1(a)         Name of Issuer:
                  Plantronics, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  345 Encinal Street
                  Santa Cruz, CA  95060

Item 2(a)         Name of Person Filing:
                  INVESCO PLC

                  In accordance with Securities and Exchange Commission Release
                  No. 34-39538 (January 12, 1998), this statement on Schedule
                  13G or amendment thereto is being filed by INVESCO PLC
                  ("INVESCO"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement.
                  INVESCO through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of INVESCO or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. INVESCO and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of INVESCO's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by INVESCO and any other subsidiary.

Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England

Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.

Item 2(d)         Title of Class of Securities:
                  Common Stock, $.01 par value per share

Item 2(e)         CUSIP Number:
                  727493108

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (e) [x] An investment adviser in accordance with
                          section 240.13d-1(b)(1)(ii)(E)

                  (g) [x] A parent holding company or control person in
                          accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, INVESCO is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section
                  203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. INVESCO is a holding company.

Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:  N/A

Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being reported on By the Parent Holding
                  Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8            Identification and Classification of Members of the Group:
                  N/A

Item 9            Notice of Dissolution of a Group:
                  N/A

Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      June 10, 2007
                                            ------------------------------------
                                                          Date


                                            INVESCO PLC

                                            By: /s/ Lisa Brinkley
                                            ------------------------------------
                                                    Lisa Brinkley
                                              Global Compliance Director